December 16, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3720

Attention:	Mark P. Shuman Michael Johnson Morgan Youngwood Stephen Krikorian

Re:	Cornerstone OnDemand, Inc. Registration Statement on Form S-1 Filed November 15, 2010 File No. 333-169621

Ladies and Gentlemen:

On behalf of Cornerstone OnDemand, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 30, 2010, relating to the Company’s Registration Statement on Form S-1 (File No. 333-169621) (the “Registration Statement”) originally filed with the Commission on September 29, 2010 and as amended November 9, 2010 and November 15, 2010.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 3.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form S-1/A filed on November 9, 2010

General

1.
We are in receipt of your confidential treatment request, CF Control #26033.  Comments with respect to the application will be provided promptly in a separate letter, and must be resolved prior to the desired effective date.

Securities and Exchange Commission
December 16, 2010

The Company acknowledges the Staff’s comment and will resolve all comments on the confidential treatment request prior to the effective date of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-based Compensation, page 47

2.
We note from your revised disclosures in response to prior comment No. 9 that the estimated fair value of your common stock increased significantly between the June 30, 2010 and September 30, 2010 valuation dates.  Given the magnitude of this increase, we believe that you should provide a more robust discussion of the factors and reasons underlying the increase in the estimated fair value of your common stock.  In this regard, you should clearly attribute the increase in the enterprise value to the increase in the revenue multiples being used.  Disclose why the multiples are increasing and explain why you would have experienced a similar multiple increases as those companies.  Also, you should clearly explain the use of revenue multiple of SaaS companies in your valuations and you should explain why those companies are truly comparable to your company in more detail.

 In response to the Staff’s comment, the Company has revised the disclosure on pages 48 – 55 of Amendment No. 3.

3.	We note your response to prior comment No. 9. Please revise your table on page 50 to include the 955,000 stock options granted in November 2010.

In response to the Staff’s comment, the Company has revised the table on page 51 of Amendment No. 3 to include the stock options granted in November 2010.

Liquidity and Capital Resources, page 67

4.
We note your response to prior comment No. 14.  Please revise your disclosures to describe in greater detail your plan of operations for the remainder of the fiscal year.  Quantify the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company’s projected operations for a minimum of 12 months from the date of the filing.  You should disclose the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 3.

Securities and Exchange Commission
December 16, 2010

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-19

5.
Your response to prior comment No. 26 indicates that you do not utilize the DSO metric when assessing the collectability of your accounts receivable.  Please explain in greater detail why you do not believe DSO is a reliable measure when evaluating the collectability of your accounts receivable.  Tell us the amount of accounts receivable write-offs for each period presented.  Explain in greater detail why you do not believe an allowance for doubtful accounts is required at each balance sheet date.

In response to the Staff’s comment, the Company is supplementally providing the following additional information with respect to the Company’s considerations of DSO as a reliable measure, and addressing the Staff’s questions related to accounts receivable write-offs and the Company’s determination that an allowance for doubtful accounts is not required.

DSO as a Reliable Measure

The Company believes that DSO is not a reliable measure when evaluating collectability for the following reasons:

1. Typical ways of measuring DSO when applied to the Company are not representative of its actual collection experience.

The Company’s collections experience is that it typically receives payment within approximately 60 to 90 days of invoicing its clients.  The Company’s contractual subscription arrangements (which provide the majority of revenues) generally provide for the invoicing of first year fees at the outset of each arrangement, and invoicing of the annual fees for subsequent years and for renewal periods at the beginning of each successive year.  The Company recognizes the revenue from annual subscription fees ratably over each subscription year, as the Company performs the services necessary to fulfill its obligations under the arrangement.  As a result, the Company’s collections of its receivables typically occur prior to the performance by the Company of the majority of the services and the recognition of the related revenue.

One typical calculation of DSO is the ratio of (x) total accounts receivables outstanding at the end of a period to (y) revenue recognized during the period multiplied by (z) the number of days in the period.  Applying this metric to the Company results in a very large DSO amount, given that receivables at the end of a quarter include subscription fees for the full year, while the recognized subscription revenue only includes fees recognized during the quarter.  For example, using this DSO metric, the DSO calculation would have been approximately 127 days as of September 30, 2010, which the Company believes implies a significantly worse cash collections situation than the Company's actual collections experience.

Securities and Exchange Commission
December 16, 2010

An alternative calculation of DSO is the ratio of (x) receivables outstanding at the end of a period relating to revenues recognized during that period to (y) revenues recognized during the period multiplied by (z) the number of days in the period.  Applying this alternative calculation results in a relatively low DSO amount, given that revenue recognized during a period includes revenue from subscription arrangements which may have been paid in prior quarters.  For example, this alternative DSO calculation for the quarter ended September 30, 2010 results in a DSO of 29 days, which again the Company believes is not representative of its actual cash collections experience.

In addition, as previously noted to the Staff in the Company’s response letter dated November 9, 2010, there is variability in the Company’s billing terms on a client-by-client basis.  Changes in the mix of clients and the billing terms granted to each can make a comparison of DSO between periods difficult and is not necessarily indicative of actual collection experience.

2. The growth of the Company, in conjunction with its billing terms and revenue recognition model, has a misleading negative effect on DSO calculations unrelated to collections trends.

The growth of the Company, in conjunction with its billing terms and revenue recognition model, has a misleading negative effect on DSO calculations unrelated to collections trends.  For example, the 127-day DSO calculation at September 30, 2010 referred to above is greatly affected by high level of receivables at quarter end resulting from the fact that the Company entered into a large number of new agreements and invoiced the clients during that quarter.  However, as discussed, the Company recognized only revenue from these new agreements during the quarter, based on the services performed through the end of the quarter.

The Company believes that, so long as it continues to grow, it will continue to experience similarly inflated levels of DSO as a result of that growth, and, these higher DSO calculations will therefore not be indicative of any increased collection risks.

3. The seasonality of the Company’s business creates significant variations in DSO from period to period unrelated to collection trends.

The Company’s believes that the seasonality of its business results in variations in DSO calculations from period to period that are not necessarily indicative of a decline in the quality of its outstanding accounts receivable at any given point in time.  Due to the seasonality of the Company’s business, the Company generates a significant number of invoices during the fourth quarter of each year.  As a result, its accounts receivable balance is generally at the highest level during the fourth quarter of each year.  Consequently, a typical DSO calculation would also be at its highest level during the fourth quarter of each year, compared to lower levels at earlier times in that year or in the following year.  For example, the Company’s DSO at December 31, 2009 (calculated using the first method described above) was 137 days, as compared to 87 days at June 30, 2010.  The Company believes that this difference does not reflect any change in the collectability profile of its receivables.  Rather, based on a review of the specific receivable balances for both periods, the Company believes that the collectability profile of its receivables is consistent at both dates and the variation in DSO is more the result of the seasonality of the Company’s business than issues regarding its cash collections.

Securities and Exchange Commission
December 16, 2010

Accounts Receivable Write-Offs

The Company confirms that it has historically experienced an insignificant amount of accounts receivable write-offs.  During the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, accounts receivable write-offs were approximately $25,000, $41,000, $48,000 and $45,000, respectively which is less than 0.2% of revenue for each of the periods.

Allowance for Doubtful Accounts

The Company supplementally advises the Staff that it has not historically required an allowance for doubtful accounts at any balance sheet date.  In making this determination, the Company considered the following:

1. The Company’s estimate of potential accounts that were uncollectible was considered de minimus by the Company at each balance sheet date and therefore no reserve was established.  The Company made this determination based on its specific review of the collectability of its accounts receivable balances on a client-by client basis.  The Company’s review process includes an analysis of the receivable collection status for each account as compared to the applicable billing terms, a discussion of collection expectations with respect to each account with the account services team, and, if required, discussions with the client regarding its expected timing to pay the outstanding receivable balance. The Company believes its client-by-client review of each receivable balance has been an effective way for the Company to manage its collection risks.

2. Based on credit reviews performed by the Company at the outset of a client arrangement, and based on the its ongoing reviews of client collectability, the Company considers its client base to consist in large part of well capitalized, larger sized companies with low collection risks.

3. The Company’s billing terms and collection practices generally result in collections occurring prior to the performance of the majority of services and the recognition of revenue.  Refer to paragraph 1 in the “DSO as a Reliable Measure” section above for further discussion of this item.

4. As discussed above, the Company’s historical collections experience has been strong with minimal write-off of accounts receivable balances.

Securities and Exchange Commission
December 16, 2010

5. The Company provides services over an extended time period through its hosted platform and the hosted platform is a critical human resource solution of the Company’s clients. Failure of the customer to pay outstanding receivables may result in a default under the agreement and the ability of the Company to terminate services, which could have a significant impact on the client’s business.  In cases where the customer is delinquent on payment, the Company has historically been successful in collecting outstanding receivables without termination of services.

The Company will continue to monitor its collection risks and consider the need for an allowance for doubtful accounts at each balance sheet date, and as warranted, establish an allowance.

Note 10. Income Taxes, page F-37

6.	We note your response to prior comment No. 29. Please revise your disclosures to clarify why the foreign income/(loss) before the provision for income taxes is zero for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on page F-38 of Amendment No. 3.

Recent Sales of Unregistered Securities

Securities Law Compliance, page II-2

7.	We note your response to prior comment 30. We were unable to locate a Form D for your sales in August 2010 made reliance on Rule 506 of Regulation D. Please advise.

The Company advises the Staff that it has now filed a Form D with respect to the August 2010 warrant issuances.  The Company also notes that Section I.B. of SEC Release 33-6825 provides that “[t]he Rule 503 requirement to file a Form D . . . will no longer be a condition to the establishment of any exemption under Regulation D.”

The Company advises the Staff that the referenced issuances in August 2010 consisted of two related transactions:

(i)	the issuance of a warrant to purchase 90,000 shares of common stock to Silicon Valley Bank in connection with the entering into of a new credit facility, and

(ii)	the issuance of a warrant to purchase 5,000 shares of common stock to Ironwood Equity Fund, L.P. in consequence of the new credit facility entered into with Silicon Valley.

Both Silicon Valley Bank and Ironwood Equity Fund, L.P. are “accredited investors,” as defined under Regulation D, and therefore the Company believes that each of these warrant issuances was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Rule 506 of Regulation D.

Securities and Exchange Commission
December 16, 2010

In addition, the Company believes that each warrant issuance was also clearly exempt from registration under Section 4(2) of the Securities Act of 1933, as transactions not involving a public offering.  Both Silicon Valley Bank and Ironwood are sophisticated financial institutions with extensive experience in acquiring the securities of privately held, emerging growth companies such as the Company, and thus are not in need to the protections afforded by the registration provisions of the Securities Act.

* * * * *

Securities and Exchange Commission
December 16, 2010

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to Herbert P. Fockler or me at (650) 493-9300.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Enclosures

cc (w/encl.):
Adam L. Miller
Perry A. Wallack
Cornerstone OnDemand, Inc.

Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman, Esq.
Latham & Watkins LLP

Kelvin M. Farrow
Christian D. Jester
PricewaterhouseCoopers LLP